JOINT STOCK COMPANY



37, bld. 9, Leningradsky prosp.,
Moscow, 125167, Russia
Tel.: (7-095) 155-6643, 752-9017
Fax: (7-095) 155-6647
http://www.aeroflot.ru

Aeroflot Russian Int'l Airlines

Office of Chief Councel (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549

Date 17.04.06 our ref. 12-86





06013078

SUPPL

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You materials on EGM of JSC Aeroflot that will be hold on 16th of May 2006.

Code of the emitter 82 – 4592.

Attached materials consist of 9 pages.

If You would have any questions, please contact us by phone (495) 258-0686 or by E-mail: zbunnakova@aeroflot.ru.

Sincerely Yours,

Dmitry Smurov

Deputy Director of Corporate
Property Department
JSC Aeroflot - Russian airlines

dlw 5/3

APPROVED by
The Board of Directors of JSC Aeroflot
Minutes № 12 of the 29th of March, 2006

NOTICE
on the convention of the Extraordinary General Meeting of shareholders of Joint Stock Company Aeroflot – Russian Airlines

Joint Stock Company Aeroflot – Russian Airlines (JSC Aeroflot), place of residence - 125167, Moscow, Leningradsky Prospect, 37, building 9 hereby notify about the convention of the Extraordinary General Meeting of its shareholders.
Form of convention of the Extraordinary General Meeting of shareholders is absentee vote.
Date and time of the Meeting– **the 16th of May, 2006.**
Date of the List of persons entitled to take part in the Meeting: the 30th of April, 2006
Mailing address for mailing executed ballots: 125167, Moscow, Leningradsky Prospect, 37, building 9.

Agenda of the Extraordinary General Meeting of shareholders:

1. Approval of a interests involving transaction for acquiring by JSC Aeroflot of thirty new regional class jets from ZAO Grazdanskie Samoljety Sukhogo .

In accordance with Article 83, item 4 of the Federal Law "On Joint Stock Companies" a decision on the approval of the above said transaction must be adopted by the General Meeting of shareholders by the majority vote of all uninterested in the transaction shareholders – owners of the voting shares. Persons who are judged to be interested in execution of the said transaction must advise the Board of Directors of JSC "Aeroflot" about this (Articles 81-82 of the Federal Law "On Joint Stock Companies").

The information (materials) to be made available to the shareholders during the preparation for the General Meeting can be accessed from April 15 to May 16, 2006 from 10 a.m. till 5 p.m. on working days (till 3 p.m. on Fridays) at the following addresses:
1). Moscow, Leningradsky Prospekt, 37, bldg. 9, Department of Corporate Property (Room 624);
2). Moscow, Airport Sheremetievo-1, bldg. 6, Flight Crews Training Center of JSC "Aeroflot" (Room 107).

Representatives of shareholders acting on the basis of proxy must submit, together with ballots, processed in accordance with items 4 and 5 of Article 185 of the Civil Code of the Federation or notarized proxy proving the powers of the representative to act on behalf of the shareholder (for a legal entity the proxy must be signed by the Chief Executive Officer and have a corporate seal).

Contact phones: **(495) 258-0684, 578-3680.**

Board of Directors JSC Aeroflot

ANNEX № 1

APPROVED
by the JSC "Aeroflot" Board of Directors
Minutes № 12 of the 29th of March, 2006

AGENDA

Extraordinary General Meeting of shareholders of JSC "Aeroflot" the 16th of May 2006

1. Approval of the interested involving transaction on acquiring by JSC Aeroflot of thirty new regional class jets from ZAO Grazdanskie Samolety Sukhogo (Civil Aircarft of Sukhow).

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 12 dated the 29st of March, 2005

LIST of
information (materials) to be made available to the shareholders during preparation for the Extraordinary General Meeting of shareholders to be held on the 16th of May, 2006 and the order of its delivery

In compliance with the requirements of the Federal Law "On Joint Stock Companies", the Articles of Incorporation of JSC "Aeroflot" and the Regulation on the General Meeting of JSC Aeroflot's Shareholders the following list of information (materials) to be made available to the shareholders during preparation for the Extraordinary General Meeting to be held on the 16th of May, 2006 and the order of its delivery are approved herby.

List of Information:

1. The Federal Law "On Joint Stock Companies";
2. JSC "Aeroflot"'s Articles of Incorporation;
3. Regulation on the JSC "Aeroflot's" shareholders General Meeting;
4. Regulation on the Board of Directors of the JSC "Aeroflot";
5. The Order of notification of the shareholders of the convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders;
6. The Order of delivering information (materials) to be made available to shareholders during preparation for an Extraordinary General Meeting of shareholders;
7. Notification of the Extraordinary General Meeting of Sahreholders;
8. Agenda of the Extraordinary General Meeting of JSC Aeroflot's shareholders;
9. Voting order;
10. Information on the price (money assessment) of assets the subject of the transaction of acquiring by JSC Aerfolot of thirty new aircraft of RRJ95B modification;
11. Information on the said transaction submitted for approval by the Genereal Meeting of shareholders.

The order of making information (materials) available

For the purpose of making the aforesaid information (materials) available to the shareholders and to their representatives, Information Centers are set up during the period of April 16 to May 16, 2006 to be open from 10 a.m. till 5 p.m. on working days (on Fridays – till 3 p.m.).

Locations of Information Centers:

- JSC Aeroflot Department of Shared Property, room 624, bldg.9, Leningradsky Prospekt, 37, Moscow, 125167;
- JSC Aeroflot Flight Crews Training Center, room 107, bldg. 6, Airport Sheremryevo-1, Moscow, 103340.


АЭРОФЛОТ
Российские авиалинии

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF JSC AEROFLOT

Moscow **The 16th of May, 2006**

VOTING ORDER

№	Agenda Item	Conditions for carrying a resolution on the agenda item	Ballot type	Ballot №
1	2	3	4	5
1.	Approval of the interest involving transaction of acquiring by JSC Aeroflot of thirty new regional class jets from ZAO Grazdanskie Samoljety Sukhogo.	The majority of votes of all uninterested in the transaction shareholders – owners of voting shares	PLACET NON PLACET ABSTAIN	1

Information
on the said transaction submitted for approval by the General Meeting of shareholders

On December 7, 2005 JSC Aeroflot concluded an agreement with ZAO Grazdznskye Samoljety Sukhogo (Civil Aircraft of Sukhoy) on December 7, 2005 on the delivery during 2008 to 2011 of RRJ family aircraft the material terms and conditions of which are:

1) Modifications of RRJ95B aircraft: the option for the conversion of some of the aircraft into RRJ75B modification is provided in Agreement of delivery.
2) The number of aircraft to be delivered: 30 units.
3) Delivery term: from November, 2008 till April, 2011.
4) The price (money assessment) of the aircraft to be delivered as at February 10, 2006: not exceeding $630,000,000 USD.
5) Catalogue price of one aircraft: $26,200,000 USD. Final price of every aircraft shall be calculated at the date of delivery taking into account discounts provided in the Agreement of Delivery.
6) ZAO Grazdanskie Samoljety Sukhogo (Civil Aircraft of Sukhoy) shall provide financing of the transaction of the purchase of the aircraft on the following terms:
   а) for twenty aircraft, the lease for 12 year term is provided;
   б) for ten aircraft, the financing on the terms stipulated in the Agreement of Delivery is to be provided.
7) Advance payments shall amount to $524,480 USD per each aircraft.
8) The supplier shall guarantee the maintenance of the residual value of the aircraft to be acquired in accordance with the Agreement for Maintenance of the Aircaft Residual Value of December 7, 2005.

The guarantee for the residual value in relation to Russian made aircraft is to be provided for the first time whereas in case of transactions for foreign made aircraft the guaranties of the like have been in practice for a long time. The guarantee of the residual value of the aircraft under the currant dynamic market conditions will allow the Airline to cut down the risk of the reduction of the liquidity and the value of assets at the end of the lease term that is one of the major factors affecting the cost of the possession of the aircraft.

The major condition of the Agreement is the provision of the manufacture's *guarantees* for the *flight and technical characteristics* of an aircraft and for *costs of maintenance and repairs*. It is essential to note that the control over the compliance of the characteristics to the guaranteed performance are to be given basing on the actual performance of the aircraft operation on real route network, rather than on the testing flights results, and the amount of the refund under the terms of the Agreement will be equal to actual excess costs of the Airline against the guaranteed level of the costs.

The manufacturer *guarantees the reliability of departures* (the share of departures without delays caused by aircraft failures) at the level of 97% - 98% during the first year of operation of the aircraft and at the level of 98,4% starting from the second year of operation.

The manufacturer shall provide the *training* of *flight crew and maintenance personnel of the Airline*, cabin crew in numbers sufficient for operation of the entire fleet of the aircraft to be acquired.

It should be mentioned that among the major conditions of the Agreement there is an advanced *system of the manufacturer's liability* in cases of the failure to accomplish the stages of the project, aircraft delivery terms and other conditions of the Agreement. The said system is based on JSC Aeroflot`s experience in contracting transactions with major manufacturers and suppliers (leasing companies) of foreign made aircraft and also provides both for penalties and the Airline's right to withdraw from the Agreement.

INFORMATION ON THE PRICE (MONEY EVALUATION) OF ASSETS THE SUBJECT OF THE TRANSACTION

of acquiring by JSC Aeroflot of thirty new regional class jets from ZAO Grazdanskie Samoljety Sukhogo

The market price of the thirty new aircraft was assessed by an independent evaluator (ZAO Rossijskaya Otsenka) as at February 10, 2006.

Customer:	Joint Stock Company Aeroflot – Russian Airlines Place of residence of the Company: Bldg. 9, Leningradsky Prospekt 37, Moscow
Evaluator:	ZAO ROSSIYSKAYA OTSENKA Niznja Krasnoselskaya St., 35, 105066 Moscow
Subject of evaluation:	Thirty new RRJ95B aircraft
Buyer:	JSC "Aeroflot – Russian Airlines"
Seller:	ZAO Grazdanskie Samoljety Sukhogo (Civil Aircraft of Sukhoy)
Evaluation purpose:	Evaluation of the market value
Evaluation assignment:	Verification of the market value of the objects under evaluation to make corporate decisions with regard to the approval of the purchase-sale transaction
Evaluation standards:	"Standards of Evaluation Mandatory for Application by the Agents of Evaluating Activities" as approved by Order of the Russian Federation Government № 519 of July 6, 2001
License information:	License № 000024, issued by the Ministry of State Property of the Russian Federation, valid till August 6, 2004.
Evaluation date:	The 10th of February, 2006
Date of the report:	The 10th of February, 2006
Result of the Evaluation:	**Market price of the 30 RRJ95BR aircraft under evaluation is $630 million dollars.**

АЭРОФЛОТ
Российские авиалинии

BALLOT № 1
for voting at the Extraordinary General Meeting of the shareholders of the Joint Stock Company Aeroflot – Russian Airlines

Full corporate name of the Company: Public Joint Stock Company Aeroflot – Russian Airlines
Place of residence of the Company: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation

The form of conducting General Meeting of shareholders is absentee vote.
Closing date for ballots acceptance is the 16th day of May of the year 2006

Full name (corporate name) of the shareholder:
Registration number:

Issue № 1 of the agenda: Approval of the interest involving transaction of purchasing by JSC Aeroflot of thirty new regional jets from ZAO Sukhoy

Number of votes in the shareholder's possession for voting the aforesaid issue:

The wording of the resolution on issue № 1 of the agenda: «Be it resolved to approve the interest involving transaction of purchasing by JSC Aeroflot of thirty new regional jets from ZAO Sukhoy on the following terms as provided in the Agreement on the Delivery of Regional Class Jets of December 7, 2005 (hereinafter refereed to as the Agreement of Delivery to include all Appendixes and Supplemental Agreements): – Modifications of RRJ95B aircraft: the option for the conversion of some of the aircraft into RRJ75B modification is provided; – Delivery period for the aircraft: during November 2008 till April 2011; – The price (money assessment) of the aircraft to be delivered: not exceeding $630,000,000 USD; – Catalogue price of one aircraft: $26,200,000 USD. Final price of every aircraft shall be calculated at the date of delivery taking into account discounts provided in the Agreement of Delivery; – ZAO Grazdanskie Samoljety Sukhogo (Civil Aircraft of Sukhoy) shall provide financing of the transaction of the purchase of the aircraft on the following terms: a) for ten aircraft it is provide that JSC Aeroflot shall have the right to have financing for 12 year term on the terms provided in the Agreement of Delivery; б) it is provided that JSC "Aeroflot" shall have the right to request to have up to twenty of the aircraft to be acquired under lease for 12 year term. – Advance payments shall amount to $524,480 USD per each aircraft; – ZAO Grazdanskie Samoljety Sukhogo shall guarantee the maintenance of the residual value of the aircraft to be acquired in accordance with the Agreement for Maintenance of the Aircaft Residual Value of December 7, 2005. – Financial liabilities of ZAO Grazdanskie Samoljety Sukhogo under the Agreement of Delivery shall be secured by a guarantee issued by the OAO "Aviation Holding Company Sukhoy in accordance with the Contract of Guarantee of December 7, 2005.	«PLACET» ☐ _________ votes «NON PLACET» ☐ _________ votes «ABSTAIN» ☐ _________ votes

☐ *- mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

☐ *- mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities.*

☐ *- mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

Signature of the shareholder or a proxy ______________________

(The ballot has front and reverse sides)

<u>The shareholder must sign the ballot. Incorrectly filled-in as well as unsigned ballot will be deemed null and void.</u>

Voting is done by crossing relevant box ☒;

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been completed, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is left in the ballot, the number of votes given for the relevant voting option must be indicated in the space provided for indication of the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities;***

**** the person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed in the space provided for indication of the number of votes opposite to the corresponding voting option must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting had been completed;***

**** if after the date the list of persons entitled to take part in the General Meeting has been completed, not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indication of the number of votes opposite to the corresponding remaining voting option, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.***

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot is to be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To verify the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 16th day of May, 2006 are only accounted.